Exhibit 99.1

March 8, 2016

BARCLAYS BANK PLC INVITATION TO PURCHASE NOTES FOR CASH: ANNOUNCEMENT OF PURCHASE PRICES OF SENIOR NOTES

On March 1, 2016, Barclays Bank PLC (the “Issuer”) launched invitations to holders of certain notes set out in the table below (the “Senior Notes”) issued by the Issuer to tender such Senior Notes for purchase by the Issuer (the “Offers”), subject to applicable offer and distribution restrictions.

Further to such invitations, the Issuer hereby informs the Noteholders that the Purchase Price for each Series of Senior Notes has been calculated by the Dealer Manager in the manner described in the tender offer memorandum dated March 1, 2016 (the “Tender Offer Memorandum”) and is set out in the table below:

Description of Notes	CUSIP/ISIN	Aggregate Principal Amount Outstanding	Fixed Spread (Basis Points)	Yield on Reference U.S. Treasury Security	Purchase Price per US$1,000 Principal Amount
2.50 per cent. Senior Notes due 2019	06739FHT1 / US06739FHT12	US$725,735,000	115	1.029%	US$1,009.09
6.75 per cent. Senior Notes due 2019	06739FFS5 / US06739FFS56	US$804,179,000	125	1.029%	US$1,137.07
5.125 per cent. Senior Notes due 2020	06739GAR0 / US06739GAR02	US$941,279,000	110	1.346%	US$1,097.22
3.75 per cent. Senior Notes due 2024	06739FHV6 / US06739FHV67	US$776,724,000	160	1.829%	US$1,022.69

The Purchase Prices of Senior Notes were calculated by the Dealer Manager in the manner described in the Tender Offer Memorandum at the Price Determination Time (2:00 p.m. (New York City time) today, March 8, 2016) and does not include any Accrued Interest Payment. As set out in the Tender Offer Memorandum, the Purchase Price per US$1,000 Principal Amount of the 6.86 per cent. Callable Perpetual Core Tier One Notes is US$1,157.50. The Settlement Date is expected to be March 11, 2016.

The Offers remain open and are scheduled to expire at 5:00 p.m. (New York City time) today, March 8, 2016, unless extended or earlier terminated.

The Offers remain subject to the conditions and restrictions set out in the Tender Offer Memorandum and the related notice of guaranteed delivery. Capitalized terms used and not otherwise defined in this announcement have the meanings given in the Tender Offer Memorandum.

For Further Information

A complete description of the terms and conditions of the Offers is set out in the Tender Offer Memorandum and the related notice of guaranteed delivery. Further details about the transaction can be obtained from:

The Dealer Manager

Barclays Capital Inc.

745 Seventh Avenue

New York, New York 10019

United States

Telephone: +1 (212) 528-7581

US Toll Free Number: +1 (800) 438-3242

Attention: Liability Management Group

Email: us.lm@barclays.com

The Tender Agent

Lucid Issuer Services Limited

Tankerton Works

12 Argyle Walk

London WC1H 8HA

United Kingdom

Telephone: +44 20 7704 0880

Toll Free Number: +1 (800) 495 5148

Attention: Thomas Choquet / Victor Parzyjagla

Email: barclays@lucid-is.com

A copy of the Tender Offer Memorandum and the notice of guaranteed delivery is available to eligible persons upon request from the Tender Agent and at http://www.lucid-is.com/barclays.

Analyst and Investor Information

Further information for analysts and investors can be obtained from the following contacts at Barclays:

Investor Relations

Lisa Bartrip

Tel: +44 (0) 20 7773 0708

Barclays Treasury

Miray Muminoglu

Tel: +44 (0) 20 7773 8199

Tim Allen

Tel: +44 (0) 20 3134 6290

Media Relations

Mark Lane

Tel: +1 212 412 1413

DISCLAIMER

This announcement must be read in conjunction with the Tender Offer Memorandum. No offer or invitation to acquire or exchange any securities is being made pursuant to this announcement. This announcement and the Tender Offer Memorandum contain important information, which must be read carefully before any decision is made with respect to the Offers. If any Noteholder is in any doubt as to the action it should take, it is recommended to seek its own legal, tax and financial advice, including as to any tax consequences, from its stockbroker, bank manager, lawyer, accountant or other independent financial adviser. Any individual or company whose Notes are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee must contact such entity if it wishes to participate in the Offers. None of the Issuer, the Dealer Manager or the Tender Agent (or any person who controls, or is a director, officer, employee or agent of such persons, or any affiliate of such persons) makes any recommendation as to whether Noteholders should participate in the Offers.

General

Neither this announcement, the Tender Offer Memorandum nor the electronic transmission thereof constitutes an offer to buy or the solicitation of an offer to sell Notes (and tenders of Notes for purchase pursuant to the Offers will not be accepted from Noteholders) in any circumstances in which such offer or solicitation is unlawful. In those jurisdictions where the Notes, blue sky or other laws require the Offers to be made by a licensed broker or dealer and the Dealer Manager or any of its affiliates is such a licensed broker or dealer in any such jurisdiction, the Offers shall be deemed to be made by such Dealer Manager or such affiliate, as the case may be, on behalf of the Issuer in such jurisdiction.

In addition, each Noteholder participating in the Offers will be deemed to give certain representations in respect of the other jurisdictions referred to below and generally as set out in “Procedures for Participating in the Offers” in the Tender Offer Memorandum. Any tender of Notes for purchase pursuant to the Offers from a Noteholder that is unable to make these representations will not be accepted.

United Kingdom

The communication of this announcement, the Tender Offer Memorandum and any other documents or materials relating to the Offers is not being made, and such documents and/or materials have not been approved, by an authorized person for the purposes of section 21 of the Financial Services and Markets Act 2000. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to those persons in the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Financial Promotion Order”)) or persons who are within Article 43(2) of the Financial Promotion Order or any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order (such persons together being the “Relevant Persons”). The Offers are only available to Relevant Persons and the transactions contemplated in the Tender Offer Memorandum will be available only to, or engaged in only with, Relevant Persons, and this financial promotion must not be relied or acted upon by persons other than Relevant Persons.

France

The Offers are not being made, directly or indirectly, to the public in the Republic of France (“France”). Neither this announcement, the Tender Offer Memorandum nor any other documents or materials relating to the Offers have been or shall be distributed to the public in France and only (i) providers of investment services relating to portfolio management for the account of third parties (personnes fournissant le service d’investissement de gestion de portefeuille pour compte de tiers) and/or (ii) qualified investors (investisseurs qualifiés) other than individuals, in each case acting on their own account and all as defined in, and in accordance with, Articles L.411-1, L.411-2 and D.411-1 to D.411-3 of the French Code Monétaire et Financier, are eligible to participate in the Offers. The Tender Offer Memorandum and any other document or material relating to the Offers have not been and will not be submitted for clearance to nor approved by the Autorité des marchés financiers.

Italy

None of the Offers, this announcement, the Tender Offer Memorandum or any other documents or materials relating to the Offers has been or will be submitted to the clearance procedure of the Commissione Nazionale per le Società e la Borsa (“CONSOB”) pursuant to Italian laws and regulations.

The Offers are being carried out in the Republic of Italy (“Italy”) as exempted offers pursuant to article 101-bis, paragraph 3-bis of Legislative Decree No. 58 of 24 February 1998, as amended (the “Financial Services Act”) and article 35-bis of CONSOB Regulation No. 11971 of 14 May 1999, as amended (the “CONSOB Regulation”). The Offers are also being carried out in compliance with article 35-bis, paragraph 7 of the CONSOB Regulation.

Noteholders, or beneficial owners of the Notes, located in Italy can tender some or all of their Notes pursuant to the Offers through authorized persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with the Financial Services Act, CONSOB Regulation No. 16190 of 29 October 2007, as amended from time to time, and Legislative Decree No. 385 of September 1, 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority.

Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Notes or the Offers.